Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
57492 Onaga Trail ∙ Yucca Valley, California 92284
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

*Admitted in Michigan

9 September 2016

Mr. Thomas Jones
Ms. Amanda Ravitz
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:           Kelvin Medical, Inc.
Registration Statement on Form S-1
Filed August 1, 2016
File No. 333-212791

Dear Mr. Jones:

We are in receipt of your correspondence dated August 26, 2016, and on behalf of Mr. William Mandel, President of Kelvin Medical, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Kelvin Medical.

General

1.  It appears that you are a shell company; you have no or nominal operations and your assets consist solely of cash.  Accordingly, revise the disclosure throughout your filing to state that you are a shell company; please see Rule 405 of the Securities Act.  Additionally, please disclose the consequences of your status as a shell company, including limitations on the ability of your security holder to use Rule 144, and the potential for reduced liquidity or for outright illiquidity of your securities.  Please also disclose your shell company status on your prospectus cover page and add a related risk factor.  Alternatively, please tell us why you do not believe you are a shell company.

Response: We are not a shell company.  We are a start up company in the development stage with a clear business plan, contracts and a plan of operation.  We are building our corporate organization, and we have no immediate or future plans to enter into any mergers or acquisitions.  Although Rule 144 clearly states criteria for being a shell company, it was never meant to exclude start up or development stage companies.

2.  It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act.  If so, please disclose that fact in your filing.

Response:  Our S-1 Registration Statement has been revised to indicate our status as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act.

3.  Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  All written communications to potential investors will include a copy of our Prospectus pursuant to our Registration Statement.

4.   We note that you are registering the resale of 3 million shares of common stock.  Given that you appear to be registering for resale all of the outstanding shares held by non-affiliates, the offering of such shares appears to be a primary offering.  Therefore, please revise the terms of your resale offering to identify the selling shareholder as an underwriter.  Alternatively, substantially reduce the size of the resale portion of the offering.  If you disagree with our determination, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.  Please also revise to include the disclosure required by Item 701 of Regulation S-K.

Mr. Thomas Jones
Ms. Amanda Ravitz
United States Securities
 and Exchange Commission
Re:  Kelvin Medical, Inc.
9 September 2016

Response: We have eliminated the “registration for resale” of these 3,000,000 shares.  We have instead, disclosed that they have been issued for services rendered under the Contract with S-1 Services, LLC.  However, they are not being registered for sale.

5.  Please provide the information required by Item 7 of the Form S-1.

Response:  We have not included Item 7 of the Form S-1 as we are not registering any selling shareholders.  The only three current shareholders, William Mandel, Margaret Austin and S-1 Services, will not be selling their shares under this registration statement and we have revised the document to reflect same.

Preliminary Prospectus, page 3

6.  In the appropriate place in the prospectus, please confirm that Mr. Mandel will not attempt to sell any of the three million shares registered for the benefit of the selling shareholder.

Response:  We have eliminated the holder of the 3,000,000 as a selling shareholder.

Prospectus Summary

Company Overview, page 5

7.  It appears, from the fourth paragraph of this section, that you believe the ability to scale your disclosure, including the ability to omit Items 1A, 1B, and 6 from your 10-K, is a result of status as a Section 15(d) reporting company instead of status as a smaller reporting company.  Please revise your disclosure here and your similar disclosure on page 9.

Response:  We have revised these disclosures to reflect our ability to scale our disclosures.

8.  Please reconcile the disclosure in the last sentence on page 5 that you do not have any written agreements regarding the retention of any employees with your management agreement with Mr. Mandel filed as exhibit 10.2.

Response: We have revised our document to eliminate that statement.

9.  Please expand the disclosure in the penultimate paragraph on page 6 to explain what you mean by “the successful completion of this Offering.”  For example, are you referring to all of the shares being sold in the offering?

Response:  We have revised this statement to read “the completion of this Offering.”

Government regulation of the medical device, page 11

10.  Please revise the disclosure to clarify what you mean by the term “GMP requirements.”

Response:  We have revised the disclosure to indicate that the term “GMP requirements” is spelled out.  It means “good manufacturing practices.”

Mr. Thomas Jones
Ms. Amanda Ravitz
United States Securities
 and Exchange Commission
Re:  Kelvin Medical, Inc.
9 September 2016

Plan of Distribution; Terms of the Offering, page 14

11.  In this section, please disclose how the selling shareholder will attempt to sell its shares.

Response:  We have revised the document to indicate that a shareholder was issued 3,000,000 shares; however, that shareholder will not be selling its shares.

12.  Please tell us, with a view to disclosure, whether you have taken or intend to take actions required to qualify your common stock for trading in all states.

Response: We have revised our document to add in a risk factor regarding blue sky laws.

Acceptance of Subscriptions, page 16

13.  We note your disclosure on the prospectus cover page that you will have immediate use of the proceeds.  Please expand the disclosure in this section to clarify when you will issue the shares relative to when you have access to investor’s funds.

Response:  We have indicated in our document that we will issue the shares within 20 days of purchasing the shares.

Description of the Business, page 18

14.  Please expand the disclosure in the first paragraph on page 19 to disclose the material terms of the license agreement.

Response:  We have expanded this disclosure to outline the material terms of the license agreement.

15.  Please expand the disclosure in the second paragraph on page 19 to disclose the duration of the patent.  See Item 101(h)(4)(vii) of Regulation S-K.

Response:  We have expanded this disclosure to disclose the length of the patent.

16.  Please expand the disclosure in this section to include the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Response:  We have expanded our disclosure to comply with the requirements of Item 101(h)(4)(viii) and (ix) of Regulation S-K.

17.  Please tell us whether you commissioned any of the third party data.

Response:  None of the third party data was commissioned.

Mr. Thomas Jones
Ms. Amanda Ravitz
United States Securities
 and Exchange Commission
Re:  Kelvin Medical, Inc.
9 September 2016

Products, page 20

18.  Please tell us the basis for the estimated costs of goods sold and the estimated retail prices listed for the products on pages 21 and 22.  Given your disclosure on page 8 that you do not yet know when you will be able to produce your first commercial arm band device order, it is unclear that you have a reasonable basis upon which to project the estimated prices.

Response:  We have revised our document to give an outline on the basis of the anticipated cost of our product, as well as the manner in which we came up with the cost.

19.  Since you do not appear to have sold any products, please revise throughout to remove claims about the benefits of your product, or revise to indicate that they represent management’s belief.  Examples include the disclosure in the last two paragraphs on page 23.

Response:  We have revised our document throughout to remove claims about the benefits of our products.

Competition, page 25

20.  Please explain what you mean by the phrase “early adopters” mentioned in the fifty paragraph of this section.

Response:  We have revised our document to explain “early adopters.”  It means, “a person who starts using a product or technology as soon as it becomes available.”

Directors, Executive Officers, Promoters and Control Persons, page 28

21.  Please disclose the principal business of Eigen and Oasis Medical Solutions.

Response:  We have revised our document to describe the principal business of Eigen and Oasis Medical Solutions.

22.  Please revise the biographies of Mr. Mandel and Dr. Austin to include the disclosure required by Item 401(e) of Regulation S-K.

Response:  We have revised the biographies of Mr. Mandel and Dr. Austin to include the disclosure required by Item 401(e) of Regulation S-K.

Statement of Operations, page F-4

23.  We note that you present share based compensation expense as a separate line item in your statement of operations.  Proper presentation calls for an income statement based on the type of the expense and not the method of payment.  Please revise your filing to present this amount in the appropriate expense category – e.g., management fees, general and administrative expense, research and development, etc.  Refer to SAB Topic 14F.

Response:  We have revised our document to present share based compensation properly.

Other Expenses of Issuance and Distribution, page 34

24.  Please revise to furnish a reasonably itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered.  See Item 511 of Regulation S-K.

Response:  We have revised this section to more adequately describe the expenses in connection with the issuance and distribution of the securities to be registered.

Mr. Thomas Jones
Ms. Amanda Ravitz
United States Securities
 and Exchange Commission
Re:  Kelvin Medical, Inc.
9 September 2016

Indemnification of Directors and Officers, page 34

25.  Please tell us which provision of your bylaws provide for an advance of expenses incurred by officers and directors in proceedings as described in the last two paragraphs of this section.

Response: We have eliminated the last two paragraphs in this section as our bylaws do not provide for advance of expenses.

Recent Sale of Unregistered Securities, page 35

26.  Please provide the information required by Item 701(d) as it applies to the transaction in the last paragraph on page 35.

Response:  We have revised our document to provide the information required by Item 701(d) as it applies to the 3,000,000 shares issued for services rendered.

Exhibit Index, page 36
27.  Please file as an exhibit the form of subscription agreement you plan to use.  See Item 601(b)(10) of Regulation S-K.

Response:  We have revised our document to include a form of subscription agreement in our registration statement.

Exhibit 23.1

28.  We note the consent from your independent registered public accounting firm is not dated.  Prior to requesting effectiveness, please file a currently dated consent.  See Item 601(b)(23)(i) of Regulation S-K.

Response:  We have revised this Exhibit to include a currently dated consent of our independent registered public accounting firm.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. William Mandel at (530) 388-8706.

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

/
cc:  Mr. William Mandel, President
       Kelvin Medical, Inc.